

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-Mail
Pete A. Meyers
Chief Financial Officer
TetraLogic Pharmaceuticals Corporation
343 Phoenixville Pike
Malvern, PA 19355

> **Re: TetraLogic Pharmaceuticals Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted September 16, 2013**
> **CIK No. 0001361248**

Dear Mr. Meyers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please include the names of your lead underwriters in your next amendment.

2. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 2

Birinapant, page 3

4. We note your disclosure throughout the prospectus that birinapant has been shown to be "generally well tolerated." Please expand your disclosure to indicate what you mean by the term "generally well tolerated" and how you reached that determination. In this regard, we note your discussion in the risk factor at page 19 regarding the undesirable effects of birinapant experienced by subjects in your clinical trials and your discussion at page 73 in relation to safety data.

Activity in Clinical Trials, page 3

5. Where you discuss the results for each of your clinical trials please discuss the occurrence of any adverse events. Please also clarify the difference between adverse events and serious adverse events.

6. Please explain what pharmacokinetic, or PK, properties refer to in the context of your clinical trials.

Colorectal Cancer (CRC), page 4

7. Please revise your disclosure to explain the RECIST criteria and how varied responses to treatment are evaluated under the criteria.

8. Please explain what the term "third-line" refers to in the context of CRC.

Myelodysplastic Syndromes (MDS), page 5

9. Please expand your disclosure to identify the investigator in the "investigator-sponsored clinical trial." Additionally, please revise your disclosure in the business section to explain how an "investigator-sponsored clinical trial" differs from a trial sponsored by the company.

Our Strategy, page 6

10. Please revise your disclosure to specify the input from regulatory authorities necessary prior to initiation of your Phase 2/3 trials.

Risk Factors, page 13

Risks Related to Our Financial Position and Capital Needs

11. We note the statement on page F-2 of your independent registered public accounting firm that your current "conditions raise substantial doubt as to [your] ability to continue as a going concern." Please add a risk factor which discloses this information and discusses any corresponding risk to the company.

"We face substantial competition, which may result in others discovering…," page 27

12. We note your disclosure that several competitors "are all developing IAP inhibitors." Please disclose the respective stages of development for the competing product candidates to which you refer.

"If we breach our license agreement with Princeton University…," page 35

13. Please include in this risk factor a reference to the more detailed disclosure of this license agreement that appears in your "Business" discussion on page 88.

Use of Proceeds, page 50

14. Please revise your disclosure to provide an indication of how far you expect to progress in the CRC and MDS programs using the proceeds from the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Stock-Based Compensation, page 58

15. Please revise your disclosures to address the following items related to your stock option grant valuation methodology:
    a. Please address the assumptions that lead you to the conclusion that the same underlying stock price could be utilized from the date of the independent third party valuation and each respective grant date;
    b. Please provide your rationale for switching the valuation methodology for the underlying common stock value from the option pricing method to the probability−weighted expected return method beginning on the January 1, 2013 to April 12, 2013 grant period;
    c. Please provide the reason for the per share estimated fair value of common stock remaining at $0.09 for each grant period when there appears to be significant changes in assumptions throughout the grant periods including the conversion from the option pricing method to the probability-weighted expected return method and the decline in the discount for lack of marketability from 50% to 20% throughout the grant periods.

16. Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

17. Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

18. Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Financial Overview, page 63
Research and Development Expense, page 63

19. Please revise your disclosure to include research and development expenses from inception to date by target indication.

Contractual Obligations and Commitments, page 69

20. Please include the interest on your convertible notes payable in your contractual obligations table.

Business, page 72

Overview, page 72

21. We note your disclosure that you have completed Phase 1/2 trials, that certain Phase 1/2 trials are ongoing, and that you plan to initiate Phase 2/3 trials in certain indications. In order to call the trial a Phase 1/2 or Phase 2/3, it must meet the requirements of both clinical stages. Please provide an analysis supporting your determination that each of the trials met, meets, or will meet the requirements for both clinical stages indicated.

Safety Studies, page 73

22. Please revise your disclosure to identify the occurrence of adverse events by specific clinical trial and indication. Please identify the number of patients that experienced a particular adverse event and indicate the severity.

23. Please revise your disclosure to explain the scale for determining the severity of adverse events and, specifically, what Grade 1, Grade 2, and Grade 3, indicate about the severity of the event experienced.

24. Please explain what "sequelae" is any how it applies to adverse events experienced by subjects in your trials.

25. Please define the term "cranial nerve palsy" to provide a reasonable investor with an understanding of the term.

Clinical Programs, page 77
Colorectal Cancer, page 77

26. Please explain what a "KRAS gene" is and how frequently subjects with CRC tumors exhibit mutant KRAS genes.

Clinical Trials, page 79

27. Please disclose when you submitted an IND in relation to your clinical trials studying the impact of birinapant on CRC.

28. Please explain what "squamous NSCLC" refers to.

Ovarian Cancer, page 86

29. Please define the term "epithelial carcinomas" to provide a reasonable investor with an understanding of the term.

License Agreement with Princeton University, page 88

30. Please expand your disclosure to discuss the termination provisions of the license agreement.

Amgen Collaboration, page 88

31. We note your disclosure that you are collaborating with Amgen to conduct a clinical trial. Please indicate whether you have entered into a written collaboration agreement with Amgen and, if so, disclose the materials terms of this agreement including the rights and responsibilities of each party and any financial obligations thereunder. Please also file this agreement as an exhibit or provide an analysis as to why it is not required to be filed.

Intellectual Property, page 89

32. We note that you have "[a] patent application with claims that specifically cover birinapant as a new chemical entity…pending in additional foreign jurisdictions." Please expand your disclosure to indicate the foreign jurisdictions in which this application is pending.

33. Please indicate the specific type of patent protection you have obtained in relation to birinapant (e.g., composition of matter, method of use).

<u>Employment Agreements, page 118</u>

34. Please file your employment agreement with Mr. Gill as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

<u>Description of Capital Stock, page 140</u>
<u>Common Stock, page 140</u>

35. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

<u>Shares Eligible for Future Sale, page 145</u>
<u>Lock-Up Agreements, page 146</u>

36. When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Scott Wuenschell at (202) 551-3705 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Brian Korn

Attorney at Law
Pepper Hamilton LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018